Elisabeth M. Martin To Call Writer Directly: (312) 862-3055 elisabeth.martin@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 16, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Link
Jay Williamson
Myra Moosariparambil
Nasreen Mohammed

Re: Civitas Solutions, Inc. Amendment No. 1 to Registration Statement on Form S-1 (SEC file number 333-196281) originally filed on May 27, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Civitas Solutions, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”) which amends the Registration Statement submitted on May 27, 2014.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 23, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement submitted to the SEC on May 27, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1.	Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

Beijing       Hong Kong       Houston       London       Los Angeles       Munich       New York       Palo Alto       San Francisco       Shanghai       Washington, D.C.

U.S. Securities and Exchange Commission

July 16, 2014

Response: The Company confirms that it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

2.	Prior to effectiveness, please have an exchange representative call the staff to confirm that your securities have been approved for listing.

Response: The Company confirms that it will arrange to have an exchange representative call the Staff or provide the Staff with a letter indicating that the Company’s securities have been approved for listing.

3.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company confirms that it will provide the price range as promptly as practicable in a confidential correspondence filing to allow the Staff sufficient time to review the completed disclosure prior to any distribution of the preliminary prospectus.

4.	Please update all disclosure to the latest practicable date, including your most recent financial information and fill in all blanks other than the information Rule 430A permits you to omit. For example, you have not provided disclosure required by Item 404 of Regulation S-K with respect to the transaction advisory fee payable to Vestar Capital Partners.

Response: The Company confirms that it will update all disclosure to the latest practicable date and will fill in all blanks other than the information permitted to be excluded pursuant to Rule 430A, including the transaction advisory fee payable to Vestar Capital Partners, prior to any distribution of the preliminary prospectus.

5.	We note that you have not filed several exhibits, including the Underwriting Agreement, Certificate of Incorporation, and Legal Opinion. Please note that we review, and frequently comment upon, these documents. Please allow sufficient time for us to do so.

Response: The Company has filed the form of Legal Opinion as Exhibit 5.1 to the Amendment. The Company will provide the Underwriting Agreement, Certificate of Incorporation and all other exhibits in a subsequent amendment to the Registration Statement to allow the Staff sufficient time to review the exhibits.

6.	Throughout your document to use the term “must-serve individuals.” Please clarify the meaning of this term.

Response: In response to the Staff’s comment, the Company has added disclosure on page 1 of the Prospectus to clarify the meaning of the term “must-serve individuals.”

U.S. Securities and Exchange Commission

July 16, 2014

Market, Ranking and Other Industry Data, page ii

7.	Please tell us whether you or your affiliates have any relationships with Dr. David Braddock and confirm whether you compensated him, directly or indirectly, for the research and findings presented in your filing. Also, please provide us with copies of all reports referenced in your filing with an appropriate legend between the source document and filing disclosure.

Response: Neither the Company nor its affiliates have any affiliation or ongoing relationship with Dr. David Braddock and do not compensate him, directly or indirectly, for the research and findings presented in the Prospectus. The Company has from time to time communicated with Dr. Braddock as a leader in the industry, and he presented his research to the Company’s Board of Directors in 2011 for which the Company paid him a fee of $5,750.

In further response to the Staff’s comment, the Company is supplementally providing the Staff additional information (the “Supplemental Information”) to support the third-party statements contained in the Prospectus, together with a copy of this letter that is being transmitted by overnight delivery. The third-party statements contained in the Prospectus are reproduced in the Index to the Supplemental Information, with a reference to the applicable page(s) of the Supplemental Information containing the report, study or article that provides support for these third-party statements. The Company confirms that it did not commission any of the sources referenced in the Prospectus.

8.	We note the disclosure on page ii that “We believe these sources and estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.” Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Response: In response to the Staff’s comment, the Company has removed the above-referenced statement on page ii of the Prospectus and has revised the disclosure on page ii of the Prospectus to confirm that the Company is responsible for all of the disclosure in the Prospectus.

Prospectus Summary, page 1

9.	We note your statement in the Company Overview section that you generated revenues of $1,199 million and $617 million for fiscal 2013 and the six months ended March 31, 2014. Please revise to add disclosure that indicates the amount of company losses for the corresponding periods.

U.S. Securities and Exchange Commission

July 16, 2014

Response: In response to the Staff’s comment, the Company has added disclosure on pages 1 and 77 of the Prospectus that indicates the amount of net losses for fiscal 2013 and the six months ended March 31, 2014.

10.	Please ensure your Summary is balanced by, for example, expanding upon your Summary Risk Factor disclosure on page 7. In this regard it is unclear why your history of losses and indebtedness are not included in the bulleted list. Please advise or revise.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 8 and 20 of the Prospectus to expand upon the Company’s summary Risk Factor disclosure and the risks related to the Company’s history of losses and indebtedness.

11.	Please revise the bulleted list of Risk Factors on page 7 to disclose the approximate percentage of your revenues that comes from contracts with state and local governments and address your direct and indirect reliance on Medicaid in narrative and quantitative terms.

Response: In response to the Staff’s comment, the Company has added disclosure to the bulleted list of Risk Factors on page 8 of the Prospectus to disclose the approximate percentage of the Company’s revenues that comes from contracts with state and local governments and to address the Company’s direct and indirect reliance on Medicaid in narrative and quantitative terms.

12.	On page 7 you state that NMH Investment, LLC will distribute its interests in you to its investors, including “other members of management.” Please tell us the Securities Act exemption(s) and pertinent facts NMH will rely on for this distribution.

Response: The Company believes that the distribution by NMH Investment, LLC (the “LLC”) of shares of the Company’s common stock to its existing members is not subject to the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), because the distribution will not involve an “offer” or “sale” of a security within the meaning of the Securities Act and will not involve any investment decision by the members of the LLC that receive shares of common stock in the distribution. The Company was formed in connection with the issuance of the Company’s Senior Floating Rate Toggle Notes due 2014, which were repurchased by the Company in 2011 and are no longer outstanding. The Company is a direct subsidiary of the LLC. All of the currently outstanding shares of the Company’s common stock were issued by the Company to the LLC in June 2007 in a transaction exempt from registration under Section 4(a)(2) of the Securities Act. The members of the LLC include Vestar Capital Partners V, L.P., Vestar/NMH Investors, LLC, certain directors and executive officers of the Company and certain other current employees and one former employee of the Company. These entities and individuals effectively own all of the common stock of the Company through their respective membership interests in the LLC.

Prior to commencing the road show for the Company’s initial public offering, the Company intends to effect a stock split of its shares of common stock to increase the number of shares outstanding, and, immediately after the effectiveness of the Registration Statement, the LLC intends to distribute the shares of the Company’s common stock to its members in accordance with their respective membership interests. The number of shares distributed to each member of the LLC will be determined pursuant to the “waterfall” distribution provisions of the Sixth Amended and Restated Limited Liability Company Agreement of the LLC, as amended (the “LLC Agreement”), using an assumed liquidation value of the LLC based on the price at which the shares of common stock of the Company are to be sold in the offering. Holders of the Preferred Units, the Class A Units and, to the extent vested, the holders of the Class B, C, D, E, F, G and H Units of the LLC will receive shares of the Company’s common stock. Shortly following the distribution of the Company’s common stock, the LLC will dissolve.

Because the distribution will be effected pursuant to the distribution provisions of the LLC agreement, the receipt of shares of the Company’s common stock from the LLC will not constitute a “purchase” of securities, nor will it constitute a new investment decision by any members of the LLC, and the distribution will not involve an “offer” or “sale” of a security.

U.S. Securities and Exchange Commission

July 16, 2014

The Offering, page 9

13.	Please revise the use of proceeds discussion to indicate the approximate amount of the transaction advisory fee to be paid to Vestar under the management agreement.

Response: The Company will revise the use of proceeds discussion to indicate the approximate amount of the transaction advisory fee to be paid to Vestar Capital Partners under the management agreement, once determined, in a subsequent amendment to the Registration Statement.

14.	We note that you have referenced a not-yet quantified stock split that will be completed prior to consummation of the offering. Please clarify if you intend to effect the stock split prior to effectiveness, how you plan to account for it and revise your disclosure as necessary.

Response: The Company intends to effect the stock split prior to distribution of the preliminary prospectus. At such time, the share numbers and per share data (including historical data) will be presented as if the stock split has been effected.

Summary Consolidated Financial Data, page 11

15.	Please update the balance sheet data for the six months ended March 31, 2013, as necessary. Please also update this information, as necessary, on page 43 in the selected historical consolidated financial data table.

Response: The Company will include financial statements and related information as of and for the nine months ended June 30, 2014 in a subsequent amendment to the Registration Statement.

16.	We note your disclosure of Adjusted EBITDA as a performance measure and management believes “provides a more transparent view of our operating performance and operating trends without the effect of non-cash charges and other items that vary from period to period without any correlation to our operating performance.” Please explain how adjustments (a), (j), (l), (m) and (n) are not cash-related charges or non-operating in nature and useful for investors to assess performance. Please further clarify how management determines which types of adjustments are included in Adjusted EBITDA.

Response: In response to the Staff’s comment, the Company is providing an explanation of how the following adjustments in its presentation of Adjusted EBITDA are not cash-related charges or are non-operating in nature and useful for investors to assess performance:

•	Management fee to related party (adjustment (a)): Although the management fee is a cash charge, the Company believes that this adjustment is appropriate because it will cease to be incurred after the completion of this offering. The Company believes it is useful for investors to show the Company’s results without the impact of costs that will not be incurred in the future because this presentation gives investors a better understanding of the Company’s ongoing operating performance.

U.S. Securities and Exchange Commission

July 16, 2014

•	Claims made insurance liability (formerly adjustment (j); as revised adjustment (f)): The Company maintains claims-made professional and general liability insurance. Under a claims-made insurance policy, claims are covered by the policy if the policy is in place when the claim is reported, rather than if the policy is in place at the date of occurrence. Professional liability claims are by their nature sometimes subject to significant time lags between their occurrence and reporting as well as significant changes in claim amount resulting from development between initial reporting to final settlement. ASC 450 requires insured entities, including those that use a claims made approach for insuring certain risks, recognize a liability for the probable loss from incurred but not reported (“IBNR”) claims and incidents if the loss is both probable and reasonably estimable. The Company engages a consulting actuary to assist management in its determination of an estimate of the appropriate fully-developed liability on an occurrence basis for its self-insured portion of its liabilities at the end of the second quarter and at year end. The resulting IBNR reserve is commonly referred to as a “tail reserve”. The tail reserve, while required under generally accepted accounting principles, does not consider that the Company continually obtains claims made coverage and by doing so will be insured against these unasserted claims provided that claims made coverage is in effect when the claims are asserted. Depending on recent developments in the Company’s claims history, the consulting actuary recommends that management adjust the tail reserve, which the Company records in its statement of operations in the current period. Because the Company continues to obtain claims made coverage and believes that such coverage will be available to it for the foreseeable future, the Company believes that it will never be required to pay the tail liability. The adjustments in fiscal 2011 and 2013 to Adjusted EBITDA reverse the effect of expenses recognized as a result of an increase in the tail liability in fiscal 2011 and 2013. The Company believes that the unlikelihood of cash settlement and the uncertainty of the timeframe make it more informative to investors to present Adjusted EBITDA without the effects of changes in the tail reserve. The adjustment of $580,000 in fiscal 2011 presented in the initial filing of the Registration Statement also includes $205,000 related to the Company’s fully self-insured employee practices liability. After further review, the Company has decided to remove this portion of the adjustment.

•

Restructuring (formerly adjustment (m); as revised adjustment (h)): In fiscal 2011, the Company retained Alvarez & Marsal, a third-party consultant, to assist the Company with a Company-wide cost optimization and restructuring effort. As a result of this effort, the Company developed a standardized operating model that it used to restructure certain corporate and field functions throughout the organization. The restructuring adjustment for fiscal 2011 includes fees paid to Alvarez & Marsal as well as severance and other costs incurred in connection with this effort. The Company believes that this adjustment is appropriate because this restructuring was outside of the ordinary course of the Company’s business and resulted in transformative changes to the Company. A restructuring of this scope and magnitude has not occurred since 2011. The Company believes that the adjustment is useful to investors because it provides a more transparent view of the

U.S. Securities and Exchange Commission

July 16, 2014

Company’s underlying performance without the impact of costs associated with a significant non-ordinary course event. The restructuring costs previously included as adjustments for fiscal 2012 and 2013 and the six months ended March 31, 2013 and 2014 represent certain local restructuring activities with limited scope that the Company believes may recur. Accordingly, the Company is no longer including those amounts as adjustments.

The Company has removed the adjustment for business optimization expenses (adjustment (l)) from its presentation of Adjusted EBITDA in response to the Staff’s comment. In addition, the Company has removed the adjustment for operating losses from new starts (formerly adjustment (n) from its presentation of Adjusted EBITDA and made it a separate line item under “Other Financial Data.” The losses from new start programs during the first 18 months of their operation do not reflect what these programs will achieve when they are operating at capacity. The Company believes that presenting operating losses from new starts is useful for investors because it provides an understanding of the differences in the level of new start investment from period to period and a view of the Company’s investment in its organic growth initiatives.

In addition, the Company further revised the presentation of Adjusted EBITDA to remove other adjustments from the presentation of Adjusted EBITDA in the Prospectus as follows:

•	Gain/loss on disposal of assets (formerly adjustment (b)): The Company removed the adjustment for gain/loss on disposal of assets because the Company expects to continue to recognize these gains or losses on a recurring basis.

•	Transaction-related costs, fees and expenses (formerly adjustment (d)): The Company removed the adjustment for transaction-related costs, fees and expenses because the Company regularly makes small acquisitions in the ordinary course of business and is therefore a recurring cash item.

•	Change in fair value of contingent consideration (formerly adjustment (f)): The Company removed the adjustment for change in fair value of contingent consideration because it is an estimate of an expense that will ultimately be paid in cash at the end of an earn-out period and therefore is a cash-related charge and may recur in the future as a result of the Company’s acquisition activity.

•	Closure fee (formerly adjustment (h)): The Company removed the adjustment for closure fee because the Company routinely closes programs in the ordinary course of business and therefore closure costs are recurring and part of the Company’s normal operations.

In response to the Staff’s question regarding how management determines which types of adjustments are included in Adjusted EBITDA, the Company advises the Staff that in the initial filing of the Registration Statement, the Company generally included adjustments that are permitted under the definition of EBITDA in the Company’s senior credit agreement (with certain exceptions for items that would have been more misleading than not to include and without certain limitations imposed by the senior credit agreement), while in the first amendment

U.S. Securities and Exchange Commission

July 16, 2014

to the Registration Statement, the Company generally included only adjustments that are either not cash-related or not expected to recur. In light of the Staff’s comment and after further consideration of how to best present a view of the Company’s operating performance and operating trends, management determined that it was no longer appropriate to include adjustments that are cash-related and recurring because those adjustments would not provide the most transparent view of the Company’s operating performance and operating trends. Accordingly, the Company has revised its presentation of Adjusted EBITDA as described above to adjust for only those items that are not cash-related or are not expected to recur in the future, and has moved the adjustment for operating losses from new starts to a stand-alone line item. Please see pages 13 through 15 of the Prospectus.

Risk Factors, page 16

17.	On page 17 you state that “[s]everal years ago, [you] experienced a spike in claims filed …” With a view to potential disclosure, please tell us the underlying factors causing this spike in claims, how you addressed those factors, and the impact the claims spike has had on your business and financial results.

Response: The Company is in the health and human services industry and as a result has been and will continue to be subject to substantial claims alleging that the Company, its employees or its Mentors failed to provide proper care for a client. The Company has not definitively determined the cause of the claims spike, but the Company notes that the spike corresponded with the recessionary economic environment, which may have contributed to the increase. Many of the PL/GL claims are very difficult to predict or prevent. A number of these situations involve clients who have difficulties communicating what they are experiencing and/or behavioral or medical issues that are being managed or monitored by the direct care workers. In addition, the outcome of these claims is often difficult to predict as they can sometimes take years to be made and to develop and may depend substantially on the advocacy levels of family members or counsel. Accordingly, the Company does not have a list of specific factors that caused its spike in claims several years ago. The Company believes that claims of this nature are in the ordinary course in the Company’s industry, will vary from period to period and may become more numerous and more costly in difficult economic times.

In response to the recent higher levels of PL/GL claims expense, the Company took actions to reduce the occurrence and severity of claims going forward, including implementing multiple quality assurance and risk management initiatives and activities. The Company believes all of these activities are now a routine part of its business and constitute part of the foundation of its provision of high quality services.

The primary impact of the spike in claims on the Company’s business and financial results is that it received less favorable insurance terms from its PL/GL insurance providers, as disclosed on page 22 of the Prospectus. This resulted in the Company expensing greater amounts to fund potential losses in accordance with actuarial analysis provided to the Company by outside actuaries. The Company has described the amounts expended and insurance terms in the MD&A on page 51 of the Prospectus. In response to the Staff’s comment, the Company has added disclosure to the risk factor setting forth the insurance terms and expense and disclosing the Company’s renewed emphasis on claims avoidance on page 17 of the Prospectus.

U.S. Securities and Exchange Commission

July 16, 2014

Use of Proceeds, page 37

18.	Please disclose the dollar value associated with the transaction advisory fee payable to Vestar Capital Partners.

Response: The dollar value associated with the transaction advisory fee payable to Vestar Capital Partners has not yet been determined, but once determined, will be disclosed in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

19.	We note you present an Overview that discusses factors that affect your operations and include a statement that revenue growth “has historically been related to increases in the number of individuals served as well as increases in the rates [you] receive for [y]our services.” In order to enhance your Management’s Discussion and Analysis, please

•	disclose the number of clients served in each period presented, broken out between residential/non-residential, and by reporting segment;

•	disclose the average rates received for significant services by reporting segments;

•	discuss how changes in the number of clients and average rates actually affected reported revenues during the period being discussed; and,

•	enhance the discussion on page 47 or elsewhere to explain how rates are set. In this respect it is unclear what percentages of your rates are set by government payors, whether you primarily take or set your prices, and whether you compete based on prices charged for services performed.

To enhance investor understanding, please consider providing this information in comparative, tabular, format.

Response: In response to the Staff’s comment, the Company has added to and revised the disclosure under the headings “Factors Affecting our Operating Results—Revenue” on pages 49 through 50 of the Prospectus, “Results of Operations” on page 53, page 56 through 57 and pages 60 through 61 of the Prospectus and “Critical Accounting Policies—Revenue Recognition” on pages 69 through 70 of the Prospectus to disclose the number of clients served, the average rates received, how the number of clients and average rates affected reported revenues, how rates are set under the four types of contracting arrangements the Company enters into with its payors, and that the Company generally takes the prices set by payors.

U.S. Securities and Exchange Commission

July 16, 2014

20.	We note your results of operations discloses certain events and trends impacting revenues and expenses however your discussion lacks sufficient analysis of the underlying reasons. For example, you state for the year ended September 30, 2013 revenue increased $55.6 million from organic growth, including growth related to new programs. Please provide expanded discussion of the underlying reasons of organic growth, including quantified information of key drivers such as price, volume and other key variables that management uses to manage the business. Please expand the discussion of results of operations throughout for all periods discussed to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 52 through 63 of the Prospectus to expand the discussion of the underlying reasons for organic growth and the results of operations for all periods discussed to quantify the impact of the events disclosed and to describe their underlying causes.

21.	We note you intend to repay outstanding notes with your offering proceeds and that you estimate, on page 12, that your interest expense will decline by approximately $41 million as a result. Please revise your Overview and/or Liquidity and Capital Resources to address the gross and net impact that the debt repayment will have on future results.

Response: In response to the Staff’s comment, the Company has revised the Liquidity and Capital Resources section to address the gross and net impact that the debt repayment will have on its annual results, as well as to address the gross and net impact that the refinancing of the senior secured credit facilities in January 2014 would have had in fiscal 2013, on page 66 of the Prospectus. In addition, the Company has revised the disclosure on page 13 of the Prospectus to clarify that the $41 million decline in interest expense also includes the pro forma impact of the refinancing of the senior secured credit facilities in January 2014.

Debt and Financing Arrangements, page 58

22.	We note the disclosure on page 59 that starting in 2015 you are obligated to prepay your term loan based on 50% of your annual excess cash flow. Please disclose how your agreement defines this term.

Response: In response to the Staff’s comment, the Company has added disclosure about how the senior credit agreement defines excess cash flow on pages 67 and 129 of the Prospectus.

Critical accounting policies, page 60

23.

We note that some of your critical accounting policies simply repeat the information contained in Note 2 of your financial statements. We remind you this section should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. This disclosure should provide greater insight into the quality and variability of

U.S. Securities and Exchange Commission

July 16, 2014

information regarding financial condition and operating performance. Please revise as appropriate to present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 69 through 74 of the Prospectus to provide greater insight into the quality and variability of information regarding financial condition and operating performance and to present the Company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

24.	With regard to your discussion of revenues, the two types of revenue contracts you have reported are cost-based reimbursement and unit-of-service contracts. Please expand your disclosure to provide the following:

a.	what percentage of your revenue comes from unit-of-service contract and clearly describe these contracts and discuss the primary judgments and estimates used.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 69 through 70 of the Prospectus to describe the percentage of its revenue that comes from negotiated contracts and fixed fee contracts, which are unit-of-service contracts, and discuss the primary judgments and estimates used.

b.	discuss what percentage of your revenue comes from cost-based reimbursement contracts for each period presented. Tell us how you estimate the amount of liability to be recorded for excess payments is adequate for each of the periods presented. If material, please disclose the amounts of excess payment liability.

Response: In response to the Staff’s comment, the Company has added disclosure on page 70 of the Prospectus to discuss the percentage of its revenue that comes from retrospective reimbursement contracts and prospective payment contracts, which are cost-based reimbursement contracts, and how the Company estimates the amount of liability to be recorded for excess payments is adequate for each of the periods presented.

c.	expand on the rate setting structures, methodologies and interpretations that require judgment and add variability in determining the amounts of revenues recorded.

Response: In response to the Staff’s comment, the Company has added disclosure on page 70 of the Prospectus to expand its discussion of how the amounts of revenues are determined.

U.S. Securities and Exchange Commission

July 16, 2014

Quantitative and Qualitative Disclosures About Market Risk, page 64

25.	We note you disclose the sensitivity of your cash interest rate expense to a 1% increase in the interest rate on your floating rate debt. Please clarify whether the dollar amount presented – currently $6.1 million – is net of amounts received under the interest rate swap agreement. Also, please clarify whether you intend to enter into a similar agreement following the September 30, 2014 swap agreement expiration.

Response: In response to the Staff’s comment, the Company notes that the $6.1 million impact on cash interest expense does not give effect to any amounts that would be received from the interest rate swap, and has revised the disclosure on page 75 of the Prospectus to clarify that point. The Company has also added disclosure to page 75 of the Prospectus to clarify that it currently intends to enter into a new interest rate swap agreement or other hedging arrangement after the expiration of the current interest rate swap, but that the type of instrument, notional amount and duration have not yet been determined.

Business, page 65

26.	Please revise your disclosure to provide information about the nature and duration of your typical client relationships for the significant services you offer. It is unclear, for example:

•	whether your services are selected by payors or clients or both;

•	whether clients switch between service providers frequently or infrequently, and how switching generally impacts your organic growth opportunities;

•	the degree to which clients develop relationships with their individual care providers as opposed to your specific brand;

•	whether clients graduate out of services or need them indefinitely;

•	whether you are obligated to accept all clients through your contracts with governmental customers; and,

•	how frequently your customers and clients renew contracts and assignments with you.

If possible, but only to the extent material, please support any statements made in responsive disclosure quantitatively. For purposes of our comment please read the references to clients to include “or their legal guardian” if necessary.

Response: In response to the Staff’s comment, the Company has added disclosure on page 85 of the Prospectus to provide information about the nature and duration of the Company’s typical client relationships for the significant services it offers.

U.S. Securities and Exchange Commission

July 16, 2014

Management, page 81

27.	On page 117 you disclose that you will have a classified board. Please identify which class each director will belong to.

Response: In response to the Staff’s comment, the Company has provided disclosure regarding the class to which each director will belong on page 97 of the Prospectus.

Certain Relationships and Related Party Transactions, page 110

28.	Please provide the disclosure required by Item 404(a) of Regulation S-K for the payments made to Vestar pursuant to the management agreement. This disclosure may be provided by means of a cross reference to the specific financial statement footnotes where such payment information may be found in lieu of direct disclosure. In responding please note Instruction 1 to Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has provided disclosure regarding the payments made to Vestar pursuant to the management agreement on page 126 of the Prospectus.

Description of Capital Stock, page 116

29.	We note the disclosure on page 118 that you renounce the doctrine of corporate opportunity as it relates to business opportunities that may be presented to Vestar and its affiliates. Please clarify the scope of this provision and the individuals at your company covered by it. It is unclear, for example, whether your directors, executives, or employees may present opportunities to Vestar pursuant to this provision and under what circumstances.

Response: This provision of the Company’s amended and restated certificate of incorporation that waives the Company’s interest or expectancy in corporate opportunities will apply to Messrs. Durbin, Elrod and Mundt, the Company’s directors who are also managing directors of Vestar. The Company has identified these individuals on page 133 of the Prospectus to clarify the disclosure. The Company’s other directors who are not affiliated with Vestar, and the Company’s executive officers and employees, will not be covered by the waiver of corporate opportunity provision set forth in the Company’s amended and restated certificate of incorporation.

30.	We note your disclosure in the Summary section that the company has completed 33 acquisitions for more than $120 million since the beginning of fiscal 2009. Please advise us of the number of acquisition opportunities found by the officers and directors of the company and the number of acquisition opportunities found by Vestar or its officers, directors or stockholders. We may have further comment.

Response: All of the 33 acquisitions completed since the beginning of fiscal 2009 were found by the Company’s management, and none of them were found by Vestar or its officers, directors or stockholders.

U.S. Securities and Exchange Commission

July 16, 2014

Underwriting, page 125

31.	On page 125 you state the offering expenses “are payable by us and the selling stockholders …” Please state separately the expenses payable by each party.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Prospectus to clarify that the selling stockholders will pay the underwriting discount on their shares, but will not pay any other offering expenses.

32.	We note your disclosure on page 128 discussing the underwriters’ potential other relationships with you, including the possibility that they hold positions in your loans or other debt securities. We also note that you will use the offering proceeds to redeem your senior notes. Please revise your disclosure to confirm, to the issuer’s knowledge, whether any offering proceeds will be used to repay amounts owed to any underwriter or its affiliates and whether the redemption will materially benefit any other known position, such as under existing loans.

Response: The Company respectfully submits to the Staff that, to its knowledge, none of the offering proceeds will be used to repay amounts owed to any underwriter or its affiliates, nor will the redemption materially benefit any other known position, such as under existing loans. The Company has added disclosure that affiliates of certain of the underwriters are lenders under the Company’s senior secured credit facilities on page 143 of the Prospectus. None of the offering proceeds are expected to be used to repay any amounts under the Company’s senior secured credit facilities.

Index to Consolidated Financial Statements, page F-1

Condensed Consolidated Balance Sheets as of March 31, 2014 and September 30, 2013, page F-2

33.	Please include the amount of the allowance for your accounts receivable balance as of March 31, 2014.

Response: In response to the Staff’s comment, the Company has included the amount of the allowance for its accounts receivable balance as of March 31, 2014 on page F-2 of the Prospectus.

Note 2. Significant Accounting Policies, page F-24

Revenue recognition, page F-25

34.	We note you policy states “revenue is reported net of allowances for unauthorized sales and estimated sales adjustments.” Please explain the circumstances of recording unauthorized sales, when and how you estimate the unauthorized sales allowance and quantify the total amounts of allowance recorded for each period presented. Please also discuss the types of sales adjustments that you record, how you determine the estimate and quantify the adjustment amounts for all periods presented.

Response: In response to the Staff’s comment, the Company has provided additional disclosure regarding unauthorized sales allowance and sales adjustments under the heading “Critical Accounting Policies—Accounts Receivable and Reserves” on pages 70 and 71 of the Prospectus.

U.S. Securities and Exchange Commission

July 16, 2014

Legal Contingencies, page F-28

35.	We note your policy on legal contingencies only discusses accounting for probable losses which have been reserved. Please expand your policy disclosure to address your policy for reasonably possible loss contingencies. Please refer to ASC 450-20-50.

Response: In response to the Staff’s comment, the Company has provided disclosure on pages F-28 and F-29 of the Prospectus to address the Company’s policy for reasonably possible loss contingencies.

Part II

Other Expenses of Issuance and Distribution, page II-1

36.	Please revise to indicate the amount of offering expenses to be paid by the selling shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Registration Statement to clarify that the selling stockholders will pay the underwriting discount on their shares, but will not pay any other offering expenses.

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U.S. Securities and Exchange Commission

July 16, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3055 or, in my absence, James S. Rowe at (312) 862-2191.

Sincerely,

/s/ Elisabeth M. Martin

Elisabeth M. Martin

cc:	Bruce F. Nardella

Linda De Renzo

     Civitas Solutions, Inc.